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                             October 2, 2020

       Steven L. Scheinthal
       Vice President, General Counsel and Secretary
       Landcadia Holdings III, Inc.
       1510 West Loop South
       Houston, Texas 77027

                                                        Re: Landcadia Holdings
III, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 23,
2020
                                                            File No. 333-248856

       Dear Mr. Scheinthal:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

       Amendment No. 1 to Form S-1 filed on September 23, 2020

       Financial Statements, page F-1

   1. We note your response to comment 2 and continue to remain unclear as to why audited financial statements
for the period ended August 24, 2020 are appropriate given your
                                                        December 31 fiscal year
end. Please revise your financial statements in an amended filing to include the
appropriate interim financial statement period including comparative period information where
required. Refer to Rule 8-03(a)(5) of Regulation S-X.
 Steven L. Scheinthal
FirstName  LastNameSteven
Landcadia Holdings III, Inc. L. Scheinthal
Comapany
October    NameLandcadia Holdings III, Inc.
        2, 2020
October
Page 2 2, 2020 Page 2
FirstName LastName
       You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at (202)
551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at
(202) 551-3651 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Joel Rubenstein